AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1998
                                           REGISTRATION NO. 333-
=========================================================================
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          ---------------

                             FORM S-3
                      REGISTRATION STATEMENT
                               UNDER
                    THE SECURITIES ACT OF 1933

                          ---------------

             THE INTERPUBLIC GROUP OF COMPANIES, INC.
      (Exact name of registrant as specified in its charter)

                          ---------------

               Delaware                           13-1024020
    (State or other jurisdiction of            (I.R.S. Employer
    incorporation or organization)           Identification No.)

                    1271 Avenue of the Americas
                     New York, New York 10020
                           212-399-8000
        (Address, including zip code, and telephone number,
 including area code, of registrant's principal executive offices)

                NICHOLAS J. CAMERA, VICE PRESIDENT,
                    GENERAL COUNSEL & SECRETARY
             THE INTERPUBLIC GROUP OF COMPANIES, INC.
                    1271 Avenue of the Americas
                     New York, New York 10020
                           212-399-8000
     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ---------------

      The Commission is requested to mail signed copies of all orders, notices and communications to:

     Theodore H. Paraskevas, Esq.              Barry M. Fox, Esq.
The Interpublic Group of Companies, Inc.    Cleary, Gottlieb, Steen &
      1271 Avenue of the Americas                     Hamilton
       New York, New York 10020                  One Liberty Plaza
             212-399-8000                     New York, New York 10006
                                                   212-225-2000

                          ---------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                  CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------
                                  Proposed
                                  maximum      Proposed
    Title of                      offering     maximum         Amount of
   securities     Amount to be   price per    aggregate      registration
to be registered   registered     security   offering price      fee
--------------------------------------------------------------------------
Rights             3,346,500(1)      n/a          n/a            n/a(2)
--------------------------------------------------------------------------
(1) Plus such additional indeterminate number of Rights as may become issuable upon issuance of Common Stock, par value
      $.10 per share, upon conversion of the Notes by means of adjustment of the conversion price.
(2) There is no filing fee with respect to the Rights issuable with the Common Stock issuable upon conversion of the Registrant's 1.80% Convertible Subordinated Notes due 2004
      (the "Notes") registered previously because no additional consideration will be received in connection with the exercise of the conversion privilege. Pursuant to Rule 429, the registration of $250,000,000 aggregate principal amount at maturity of Notes and 3,346,500 shares of the Registrant's Common Stock (plus such additional indeterminate number of shares as may become issuable upon conversion of the Notes by means of adjustment of the conversion price), par value $.10 per share, and the filing fee of $63,425 paid in connection therewith are being carried forward.

      Pursuant to Rule 429 under the Securities Act of 1933, the
Prospectus included in this Registration Statement is a combined prospectus and relates to registration statement No. 333-42243 as previously filed on Form S-3.

=========================================================================

PROSPECTUS


                     THE INTERPUBLIC GROUP OF
                          COMPANIES, INC.
                 $250,000,000 Principal Amount of
           1.80% Convertible Subordinated Notes Due 2004
           (Interest payable March 16 and September 16)
                                and
      Shares of Common Stock (and Rights) Issuable Upon Conversion Thereof

                             ---------


      This Prospectus relates to (i) $250,000,000 aggregate principal amount at maturity of 1.80% Convertible Subordinated Notes due 2004 (the "Notes") of the Interpublic Group of Companies, Inc., a Delaware corporation (the "Company") and (ii) the shares of common stock, par value $.10 per share (the "Common Stock"), of the Company issuable upon conversion of the Notes (the "Shares") and Rights (the "Rights") to purchase Series A Cumulative Participating Preferred Stock without par value issuable in certain circumstances with the shares of Common Stock issuable upon conversion of the Notes. See "Description of Capital Stock and Rights." References herein to the Common Stock will generally include the Rights associated therewith. The Notes and the Common Stock that offered resale hereby are to be offered for the account of the holders thereof (the "Selling Securityholders"). The Notes were initially acquired from the Company by Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and SBC Warburg Dillon Read Inc. (the "Initial Purchasers") in September 1997 in connection with a private offering. See "Description of the Notes."

      The Notes are convertible into Common Stock of the Company at any time after 90 days following the original issuance thereof and prior to maturity, unless previously redeemed, at a Conversion Rate of 13.386 shares per $1,000 principal amount at maturity (initially representing a conversion price of approximately $59.769), subject to adjustment in certain events. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "IPG." On February 2, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $49 5/8 per share.

      The Notes are not redeemable by the Company prior to September 20, 2000. Thereafter, the Notes will be redeemable on at least 30 days' notice at the option of the Company, in whole or in part at any time, at a redemption price for each Note equal to the Issue Price (as defined herein) plus accrued Original Issue Discount (as defined herein), together with accrued interest, in each case to the redemption date. The Notes may also be redeemed at the option of the holder if there is a Fundamental Change (as defined herein) at a redemption price for each Note equal to the Issue Price plus accrued Original

Issue Discount, together with accrued interest, in each case to the redemption date, subject to adjustment in certain circumstances.

      The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all Senior Debt (as defined herein) of Company, and are subordinated by operation of law to all liabilities (including trade payables) of the Company's subsidiaries. The Indenture pursuant to which the Notes are issued does not restrict the incurrence of Senior Debt or other indebtedness by the Company or its subsidiaries. At September 30, 1997, the Company had an aggregate of approximately $260.1 million of Senior Debt. See "Description of the Notes."

      The Company will not receive any of the proceeds from sales of Notes or the Shares by the Selling Securityholders. The Notes and the Shares may be offered in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Selling Securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Shares as principals, any profits received by such broker-dealers on the resale of the Notes or Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

      THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED
HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL
FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FEBRUARY 4, 1998

                         TABLE OF CONTENTS

                                                                Page
                                                                ----

Available Information .........................................   3
Incorporation of Certain Documents by Reference ...............   4
Prospectus Summary ............................................   5
The Company ...................................................   8
Use of Proceeds ...............................................   8
Common Stock Price Range and Dividends ........................   9
Ratio of Earnings to Fixed Charges ............................   9
Description of the Notes ......................................  10
Description of Capital Stock and Rights .......................  23
Certain Federal Income Tax Considerations .....................  24
Selling Securityholders .......................................  29
Plan of Distribution ..........................................  29
Legal Matters .................................................  31
Experts .......................................................  31


                            -----------

      Interpublic is a trademark of the Company. All other trademarks or trade names referred to herein are the property of their respective owners.

                            -----------

                       AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents have been filed with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

      (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by the Company's
           Amendment Number One on Form 10-K/A for the year ended
           December 31, 1996;

      (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and
           September 30, 1997;

      (c)  the Company's Current Reports on Form 8-K dated
           January 10, 1997, March 10, 1997, April 7, 1997, June
           17, 1997, September 9, 1997, September 10, 1997,
           September 25, 1997 and January 7, 1998; and

      (d) the Company's Proxy Statement for the 1997 annual meeting of stockholders.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference and to be a part of this Prospectus from the respective dates of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents. Written or telephone requests for such copies should be directed to Thomas J. Volpe, Senior Vice President-Financial Operations, The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, New York 10020; telephone number (212) 399-8000.

                        PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this Prospectus.

                            THE COMPANY

      The Interpublic Group of Companies, Inc. ("Interpublic" or the "Company") was incorporated in Delaware in September 1930 under the name of McCann-Erickson Incorporated as the successor to the advertising agency businesses founded in 1902 by A.W. Erickson and in 1911 by Harrison K. McCann. It has operated under the Interpublic name since January 1961.

      The advertising agency business is the primary business of the Company. This business is conducted throughout the world through three advertising agency systems, McCann-Erickson Worldwide, Ammirati Puris Lintas and The Lowe Group. Interpublic also carries on a media buying business through its ownership of Western International Media and its affiliates, as well as a separate direct and promotional marketing business through its ownership of DraftWorldwide, Inc. The Company also offers advertising agency services through association arrangements with local agencies in various parts of the world. Other activities conducted by the Company within the area of "marketing communications" include public relations, graphic design, market research, sales promotion, interactive services, sports and event marketing, consulting and other related services.

      The principal functions of an advertising agency are to plan and create advertising programs for its clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. The planning function involves analysis of the market for the particular product or service, evaluation of alternative methods of distribution and choice of the appropriate media to reach the desired market most efficiently. The advertising agency develops a communications strategy and then creates an advertising program, within the limits imposed by the client's advertising budget, and places orders for space or time with the media that have been selected.

                           THE OFFERING


Securities Offered .....$250,000,000 principal amount at maturity of
                        1.80% Convertible Subordinated Notes due 2004 (the "Notes") and Common Stock issuable upon conversion thereof. See "Description of the Notes."
Issue ..................Price The Notes were originally sold to the Initial Purchasers at an issue price
                        of 80.007% of the principal amount at
                        maturity (the "Issue Price").
Interest ...............1.80% per annum on the principal amount at maturity, payable semiannually in
                        arrears in cash on March 16 and September
                        16 of each year, commencing March 16,
                        1998.

Yield to Maturity of
Notes ..................5-1/4% per annum (computed on a
                        semi-annual bond equivalent basis giving
                        effect both to accrual of Original Issue
                        Discount and to accrual of interest)
                        calculated from September 16, 1997.
Conversion .............Each Note is convertible, at the option of the holder, at any time (after 90 days) following the latest date of original issuance thereof through maturity, unless previously redeemed or otherwise purchased by the Company, into Common Stock at the Conversion Rate of 13.386 shares per $1,000 principal amount at maturity of the Notes. The Conversion Rate will not be adjusted for accrued Original Issue Discount or interest, but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the holder will not receive any cash payment representing accrued Original Issue Discount or interest; such accrued Original Issue Discount and interest will be deemed paid by the Common Stock received on conversion. See "Description of the Notes--Conversion of Notes."
Subordination ..........The Notes are subordinated to all existing and future Senior Debt (as defined herein). The Notes are also effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. At September 30, 1997, the Company had approximately $260.1 million of outstanding Senior Debt. The Indenture does not prohibit or limit the incurrence of additional Senior Debt.
Original Issue
Discount ...............Each Note was offered at an
                        original issue discount for federal
                        income tax purposes equal to the excess
                        of the principal amount at maturity of
                        the Note over the amount of its issue
                        price. Prospective purchasers of Notes
                        should be aware that accrued original
                        issue discount will be includable
                        periodically in a holder's gross income
                        for federal income tax purposes prior to
                        conversion, redemption, other disposition
                        or maturity of such holder's Notes,
                        whether or not such Notes are ultimately
                        converted, redeemed, sold (to the Company
                        or otherwise) or paid at maturity. See
                        "Certain Federal Income Tax
                        Considerations."
Sinking Fund ...........None.
Redemption by Company ..The Notes are not redeemable
                        by the Company prior to September 20,
                        2000. Subject to the foregoing, the Notes
                        are redeemable on at least 30 days'
                        notice at the option of the Company, in
                        whole or in part, at any time, at the
                        redemption prices set forth in
                        "Description of the Notes," in each case
                        together with accrued and unpaid
                        interest.
Fundamental Change .....Upon the occurrence of any Fundamental Change in the Company occurring prior to the maturity of
                        the Notes, each holder shall have the right,
                        at such holder's option, to require the
                        Company to purchase all or any part
                        (provided that the principal amount at
                        maturity is $1,000 or an integral
                        multiple thereof) of such holder's Notes
                        at the redemption prices set forth in
                        "Description of Notes," subject to
                        adjustment in certain events, together
                        with accrued and unpaid interest thereon
                        to the date of purchase. See "Description
                        of the Notes--Redemption at Option of the
                        Holder."
Use of Proceeds ........The Company will not receive any proceeds from the sale by the Selling Securityholders
                        of the Notes or the Common Stock.
Registration Rights ....The Company has agreed to use reasonable efforts to keep effective a shelf registration statement of which this Prospectus forms a part covering the resale of the Notes and the underlying Common Stock until the earlier of
                        (i) the sale of all securities covered by the registration statement, and (ii) the expiration of the holding period applicable under Rule
                        144(k) under the Securities Act, or any
                        successor provision.

                            THE COMPANY

      The Interpublic Group of Companies, Inc. was incorporated in Delaware in September 1930 under the name of McCann-Erickson Incorporated as the successor to the advertising agency businesses founded in 1902 by A.W. Erickson and in 1911 by Harrison K. McCann. It has operated under the Interpublic name since January 1961.

      The advertising agency business is the primary business of the Company. This business is conducted throughout the world through three advertising agency systems, McCann-Erickson Worldwide, Ammirati Puris Lintas and The Lowe Group. Interpublic also carries on a media buying business through its ownership of Western International Media and its affiliates, as well as a separate direct and promotional marketing business through its ownership of DraftWorldwide, Inc. The Company also offers advertising agency services through association arrangements with local agencies in various parts of the world. Other activities conducted by the Company within the area of "marketing communications" include public relations, graphic design, market research, sales promotion, interactive services, sports and event marketing, consulting and other related services.

      The principal functions of an advertising agency are to plan and create advertising programs for its clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. The planning function involves analysis of the market for the particular product or service, evaluation of alternative methods of distribution and choice of the appropriate media to reach the desired market most efficiently. The advertising agency develops a communications strategy and then creates an advertising program, within the limits imposed by the client's advertising budget, and places orders for space or time with the media that have been selected.

                          USE OF PROCEEDS

      The Company will not receive any proceeds from the sale by the Selling Securityholders of the Notes or the Shares. See
"Selling Securityholders."

              COMMON STOCK PRICE RANGE AND DIVIDENDS

      The Company's Common Stock is listed on the New York Stock Exchange under the symbol "IPG." The table below shows the range of reported last sale prices on the New York Stock Exchange Composite Tape for the Company's Common Stock for the periods indicated and the dividends paid per share on the Common Stock for such periods. Sales prices and per share amounts have been adjusted to reflect a three-for-two stock split paid in the form of a stock dividend on July 15, 1997. On December 18, 1997, the Company declared a dividend of $.13 per share payable on March 16, 1998.

                                                             Cash
                                                           Dividends
                                          Common         Declared Per
                                        Stock Price          Share
                                        -----------      ------------

                                       High        Low
                                       ----        ---
 Year ended December 31, 1995
    First Quarter .................  $24 11/12   $21 7/12     $.093
    Second Quarter ................         26     23 1/2      .103
    Third Quarter .................     26 2/3         24      .103
    Fourth Quarter ................   28 11/12   24 11/12      .103
 Year ended December 31, 1996
    First Quarter .................     31 1/2     26 2/3      .103
    Second Quarter ................     33 1/6    30 5/12      .113
    Third Quarter .................     32 1/3     27 5/6      .113
    Fourth Quarter ................     33 1/3    29 7/12      .113
 Year ended December 31, 1997
    First Quarter .................    36 7/12     32 1/4      .113
    Second Quarter ................    41 5/12    35 1/12      .130
    Third Quarter .................    50 5/16    40 7/8       .130
    Fourth Quarter ................    52 9/16    45 3/8       .130
 Year ended December 31,1998
    First Quarter (through
    February 2) ...................    51 1/4     47 11/16     .130


      The Company is not aware of any restrictions on its present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by the Company and its subsidiaries, the Company is subject to certain restrictions on the ratio of cash flow to consolidated borrowings and the ratio of consolidated borrowings to net worth. Any future dividend payments will be made at the discretion of the Board of Directors.

               RATIO OF EARNINGS TO FIXED CHARGES

                                                                Nine Months
                    Year Ended December 31,                 Ended September 30,
                1992   1993    1994   1995    1996             1996        1997

Ratio of
 earnings to
 fixed charges   3.8   4.5     3.6     3.9     4.9              4.3        4.3

                     DESCRIPTION OF THE NOTES

      The Notes were issued under an indenture, dated as of September 16, 1997 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the Indenture and the Registration Rights Agreement, dated as of September 16, 1997 between the Company and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and SBC Warburg Dillon Read (the "Registration Rights Agreement"), are available from the Trustee upon request by a registered holder of the Notes. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference.

General

      The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Notes" and convertible into Common Stock as described under "Conversion of Notes." The Notes are limited to $250,000,000 aggregate principal amount at maturity, were issued only in denominations of $1,000 or any multiple thereof and will mature on September 16, 2004, unless earlier redeemed at the option of the Company or at the option of the holder upon a Fundamental Change (as defined below) or converted prior thereto.

      The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Debt (as defined below under "Subordination of Notes") or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Redemption at Option of the Holder."

      The Notes bear interest at the annual rate set forth on the cover page hereof from September 16, 1997, payable semi-annually on March 16 and September 16, commencing on March 16, 1998, to holders of record at the close of business on the preceding March 2 and September 2, respectively, except (i) that the interest payment upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable and (ii) as set forth in the next succeeding sentence. In the case of any Note (or portion thereof) which is converted into Common Stock of the Company during the period from (but excluding) a record date to (but excluding) the next succeeding interest payment date either (i) if such Note (or portion thereof) has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a Fundamental Change Repurchase Date (as defined below) which occurs during such period, the Company shall not be required to pay interest on such interest payment date in respect of any such Note (or portion thereof) or (ii) if otherwise, any Note (or portion thereof) submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such succeeding interest payment date on the aggregate principal amount so converted (see "Conversion of Notes" below). Interest may, at the Company's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the Note register or (ii) by transfer to an account maintained by such person located in the United States; provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

      The Notes are offered at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax Considerations." The calculation of the accrual of "Original Issue Discount" (the difference between the Issue Price and the principal amount at maturity of a Note) in the period during which a Note remains outstanding will be on a semi-annual bond equivalent basis using a year composed of twelve 30-day months; such accrual will commence on the first date of issuance of any of the Notes. Maturity, conversion or redemption of a Note will cause Original Issue Discount and interest, if any, to cease to accrue on such Note under the terms and subject to the conditions of the Indenture. The Company may not reissue a Note that has matured or been converted, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

Form, Denomination and Registration

      The Notes are issued in fully registered form, without coupons, in denomination of $1,000 principal amount and multiples thereof.

      Global Note, Book-Entry Form. Notes are issuable in fully registered form without coupons, in denominations of $1,000 principal amount and multiples thereof. Notes sold by the Selling Securityholders pursuant to the Registration Statement of which this Prospectus forms a part will be represented by a global Note (the "Global Note"), except as set forth below under "Certificated Notes." The Global Note will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Beneficial interests in the Global Note will be exchangeable for definitive Certificated Notes only in accordance with the terms of the Indenture.

      Purchasers of the Notes offered hereby may hold their interests in the Global Note directly through DTC or indirectly through organizations that are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.

      Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

      Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee for DTC, as the registered owner of the Global Note by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

      Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

      Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited, and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

      DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Note.

Certificated Notes. Holders of Notes may take physical delivery of the Notes in definitive registered form. In addition, Holders may request that certificated Notes be issued in exchange for Notes represented by the Global Notes. Furthermore, certificated Notes may be issued in exchange for Notes represented by the Global Note, if no successor depositary is appointed by the Company as set forth above under "Global Note, Book-Entry Form."

Conversion of Notes

      A holder may convert a Note into Common Stock of the Company at any time after 90 days following the latest date of original issuance of the Notes through the close of business on the final maturity date of the Notes; provided that if a Note is called for redemption, the holder may convert such Note only until the close of business on the day prior to the Redemption Date. A Note in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture. A holder may convert such holder's Notes in part so long as such part is $1,000 principal amount at maturity or an integral multiple thereof. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount at maturity so converted provided that no such payment will be required if the Company exercises its rights to redeem the Notes.

      The initial Conversion Rate is 13.386 shares of Common Stock per $1,000 principal amount at maturity of Notes, subject to adjustment upon the occurrence of certain events. A holder who would otherwise be entitled to a fractional share of Common Stock shall receive cash equal to the then current market value of such fractional share. On conversion of a Note, a holder will not receive any cash payment representing accrued Original Issue Discount or accrued interest thereon. The Company's delivery to the holder of the fixed number of shares of Common Stock into which the Note is convertible (together with the cash payment in lieu of any fractional share of Common Stock) will be deemed to satisfy the Company's obligation to pay the principal amount of the Note including the accrued Original Issue Discount attributable to the period from the first date of issuance of any of the Notes to the date of surrender for conversion and accrued interest thereon. Thus, the accrued Original Issue Discount and accrued interest are deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Notes for such accrued Original Issue Discount or accrued interest.

      To convert a Note into shares of Common Stock, the holder of a Note must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent, (ii) surrender the Note to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next interest payment date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion.

      The initial Conversion Rate is subject to adjustment under formulae as set forth in the Indenture in certain events, including:

           (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock;

           (ii) certain subdivisions and combinations of the Common Stock;

           (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;

           (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), of evidences of indebtedness of the Company or of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to in clause (iii) above or paid in cash);

           (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the Conversion Rate pursuant to this clause
      (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75 percent of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company. If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause
      (v). If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

           (vi) payment in respect of a tender offer or exchange offer by the Company or any subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined in the Indenture) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

           (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause
      (vii) will only be made if the tender offer or exchange offer is for an amount which increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (vii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

      In the event that the Rights (as defined below) are separated from the Common Stock in accordance with the provisions of the Company's Preferred Shares Rights Plan such that the holders of Notes would thereafter not be entitled to receive any such Rights in respect to the Common Stock issuable upon conversion of such Notes, the Conversion Rate will be adjusted as provided in clause (iv) of the preceding paragraph (subject to readjustment in the event of the expiration, termination or redemption of the Rights). In lieu of any such adjustment, the Company may amend the Preferred Shares Rights Plan to provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the Rights which would have attached to such shares of Common Stock if the Rights had not become separated from the Common Stock pursuant to the provisions of the Preferred Shares Rights Plan. See "Description of Capital Stock and Rights--Rights."

      In the case of (i) any reclassification of the Common Stock, or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will generally be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith. See "Redemption at Option of the Holder."

      In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring Conversion Rate adjustments, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

      The Company from time to time may, to the extent permitted by law, increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase if the Company's Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such increases in the Conversion Rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

      No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least one percent in the Conversion Rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

Optional Redemption by the Company

      No sinking fund is provided for the Notes. Prior to September 20, 2000 (three business days after the interest payment date immediately prior thereto), the Notes will not be redeemable at the option of the Company. At any time on or after such date, the Company may redeem the Notes for cash as a whole at any time, or from time to time in part at the applicable Redemption Price together with accrued interest to, but excluding, the date fixed for redemptions; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of such Notes registered on the relevant record date. Not less than 30 days' nor more than 60 days' notice of redemption shall be given by mail to holders of Notes. The

Notes will be redeemable in integral multiples of $1,000 principal amount at maturity.

      The table below shows Redemption Prices of a Note per $1,000 principal amount at maturity, at September 20, 2000, at each September 16 thereafter prior to maturity and at maturity on September 16, 2004, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a Note redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to the actual Redemption Date.


                            (1)             (2)            (3)
                        Note Issue    Accrued Original  Redemption
Redemption Date            Price       Issue Discount     Price
---------------            -----       --------------
                                                        (1) + (2)
                                                        ---------

September 20, 2000 .....  $800.070        $77.215        $877.285
September 16, 2001 .....   800.070        105.312         905.382
September 16, 2002 .....   800.070        135.232         935.302
September 16, 2003 .....   800.070        166.743         966.813
September 16, 2004 .....   800.070        199.930       1,000.000



      If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be of the portion selected for redemption.

Redemption at Option of the Holder

      If a Fundamental Change (as defined below) occurs at any time prior to September 16, 2004, each holder shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Notes on the date (the "Fundamental Change Repurchase Date") that is 45 days after the date of the Company's notice of such Fundamental Change. The Notes will be redeemable in multiples of $1,000 principal amount at maturity at their accreted value on the Fundamental Change Repurchase Date.

      The Company shall redeem such Notes at a price (the "Fundamental Change Repurchase Price") equal to the accreted value of the Note to, but excluding, the Fundamental Change Repurchase Date. The Fundamental Change Repurchase Price is equal to (i) $800.070 if the Fundamental Change Repurchase Date is September 16, 1997, (ii) $824.388 if the Fundamental Change Repurchase Date is September 16, 1998, (iii) $850.000 if the Fundamental Change Repurchase Date is September 16, 1999, (iv) $876.974 if the Fundamental Change Repurchase Date is September 16, 2000 and (v) thereafter at the redemption price set forth under "Optional Redemption by the Company" which would be applicable to a redemption at the option of the Company on the Fundamental Change Repurchase Date; provided, however, that if the Fundamental Change Repurchase Date is between such dates, the Fundamental Change Repurchase Price would include an additional amount reflecting the additional Original Issue Discount accrued since the preceding September 16. Notwithstanding the foregoing, if the Applicable Price (as defined) is less than the Reference Market Price (as defined), the Company shall redeem such Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. In each case, the Company shall also pay accrued interest on the redeemed Notes to, but excluding, the Fundamental Change Repurchase Date; provided that, if such Fundamental Change Repurchase Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the Notes on the relevant record date.

      The Company is required to mail to all holders of record of the Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company is also required to deliver to the Trustee a copy of such notice. To exercise the redemption right, a holder of Notes must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of such right, together with the Notes to be so redeemed, duly endorsed for transfer, to the Company (or an agent designated by the Company for such purpose). Payment for Notes surrendered for redemption (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly following the Fundamental Change Repurchase Date.

      The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Common Stock shall be exchanged for, converted into, acquired for or constitute the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock of a company listed (or, upon consummation or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      The term "Applicable Price" means (i) in the event of a Fundamental Change in which the holders of Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the last reported sale price for the Common Stock during the ten trading days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change, or, if there is not such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change.

      The term "Reference Market Price" shall initially mean $31.875 (which is equal to 66 2/3% of the last sale price of the Common Stock prior to the original issuance of the Notes) and, in the event of any adjustment to the Conversion Rate described above pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the Reference Market

Price after giving effect to any such adjustment shall equal the Reference Market Price multiplied by a fraction, the numerator of which is the Conversion Rate prior to such adjustment and the denominator of which is the Conversion Rate after such adjustment.

      The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of Note holders in the event of a Fundamental Change. The redemption rights of the holders of Notes could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

      The Company, would, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Fundamental Change, but that would increase the amount of indebtedness, including Senior Debt, outstanding at such time. Further, payment of the Fundamental Change Repurchase Price on the Notes may be subordinated to the prior payment of Senior Debt as described under "Subordination of Notes" below. There are no restrictions in the Indenture on the creation of additional Senior Debt or other indebtedness. Under certain circumstances, the incurrence of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the Fundamental Change Repurchase Price for all Notes tendered by the holders thereof. A default by the Company on its obligations to pay the Fundamental Change Repurchase Price could result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions.

Subordination of Notes

      The payment of the principal of and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes. In the event of the acceleration of the maturity of any Notes, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes. No payments on account of principal, premium, if any, or interest in respect of the Notes may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof.

      By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt or of the Notes may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than holders of the Notes. The Notes are also subordinated by operation of law to all liabilities (including trade payables) of the Company's subsidiaries.

      "Senior Debt" is defined to mean the principal of and premium, if any, and interest on the following, whether outstanding at the date of execution of the Indenture or thereafter incurred or created: (a) indebtedness of the Company for money borrowed, or evidenced by a note or similar instrument or written agreement given in connection with the acquisition of any businesses, properties or assets, including securities, (b) indebtedness of the Company to banks or financial institution evidenced by notes or other written obligations, (c) indebtedness of the Company evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (d) indebtedness of others of the kinds described in the preceding clauses (a), (b) and (c) that the Company has assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly, and (e) deferrals, renewals, extensions and refundings of, or bonds, debentures, notes or other evidences of indebtedness issued in exchange for, the indebtedness described in the preceding classes (a) through (d) whether or not there is any notice to or consent of the holders of Notes; except
(i) indebtedness and advances among the Company and its direct and indirect Subsidiaries, (ii) any particular indebtedness, deferral, renewal, extension or refunding, if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not Senior Debt and
(iii) the Company's 3 3/4% Convertible Subordinated Debentures due 2002.

      At September 30, 1997, Senior Debt aggregated approximately
$260.1 million, excluding accrued interest. The Company expects from time to time to incur additional indebtedness constituting
Senior Debt. The Indenture does not prohibit or limit the incurrence of additional Senior Debt.

Events of Default; Notice and Waiver

      The Indenture provides that if any Event of Default shall have occurred and be continuing the Trustee or the holders of not less than 25 percent in principal amount at maturity of the Notes then outstanding may declare due and payable immediately the sum of the Issue Price plus accrued Original Issue Discount from the date of issue of the Notes to the date of declaration and accrued interest, but if the Company shall cure all defaults (except the nonpayment of Issue Price and accrued Original Issue Discount which shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount at maturity of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the Issue Price of the Notes plus the Original Issue Discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. See "--Subordination of Notes" above. Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Interest shall accrue and be payable on demand upon a default in the payment of the Issue Price, accrued Original Issue Discount, or any Redemption Price, Purchase Price or Fundamental Change redemption price to the extent that payment of such interest shall be legally enforceable.

      Under the Indenture, Events of Default are defined as: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price or Fundamental Change Redemption Price with respect to any Note when such becomes due and payable (whether or not payment is prohibited by the provisions of the Indenture); (ii) default for 30 days in payment of any installment of interest on the Notes;
(iii) failure by the Company to comply with any of its other agreements in the Notes or the Indenture upon the receipt by the Company of notice of such default by the Trustee or by holders of not less than 25 percent in aggregate principal amount at maturity of the Notes then outstanding and the Company's failure to cure such default within 45 days after receipt by the Company of such notice; or (iv) certain events of bankruptcy or insolvency. The Indenture provides that the Trustee may withhold notice to the holders of Notes of any default (except in payment of the principal amount at maturity, or interest on, the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

Modification

      The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount at maturity of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, change the rate of accrual or extend the time of payment in connection with Original Issue Discount, reduce the principal amount at maturity thereof, reduce any amount payable upon redemption thereof, change the obligation of the Company to make redemption of any Note upon the happening of any Fundamental Change, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all the Notes then outstanding.

Registration Rights of the Noteholders

      The Company has filed with the Commission a shelf registration statement, of which this Prospectus forms a part, covering resales by holders of the Notes and the Common Stock issuable upon conversion of the Notes within 90 days after the latest date of original issuance of the Notes. The Company will use its reasonable efforts to keep the registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act, or any successor provision. The Company will be permitted to suspend the use of this Prospectus for a period not to exceed 30 days in any three-month period, or not to exceed an aggregate of 90 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay predetermined liquidated damages to those holders of Notes and those holders of Common Stock issued upon conversion of the Notes who have requested to sell pursuant to the registration statement if the registration statement is not timely filed or if the Prospectus is unavailable for periods in excess of those permitted above. The Company has further agreed, if such failure to file or unavailability continues for an additional 30 day period, to pay predetermined liquidated damages to all holders of Notes and all holders of Common Stock issued upon conversion of the Notes, whether or not such holder has requested to sell pursuant to the shelf registration statement. Such predetermined liquidated damages shall be determined, in respect of any Note, at a rate equal to .5% of the accreted amount thereof and, in respect of any shares of Common Stock, at a rate equal to .5% of the then applicable conversion price, which equals the accreted amount of the Notes divided by the Conversion Rate. A holder who sells Notes and Common Stock issued upon conversion of the Notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the Prospectus, deliver a Prospectus to purchasers and be bound by those provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification provisions). The Company will pay all expenses of the registration statement, provide to each registered holder copies of the Prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and the Common Stock issued upon conversion of the Notes.

      Certain holders of the Company's Common Stock have certain rights with respect to the registration under the Securities Act, for resale to the public, of less than two percent of the shares of the Company's Common Stock (the "Registrable Shares"). The Company's agreements with such holders provide that in the event the Company proposes to register its securities under the Securities Act, such stockholders may be entitled to have the Registrable Shares registered, subject to certain conditions and limitations. The Company will be obligated to pay all expenses associated with the exercise of such registration rights other than underwriting discounts or commissions incurred in connection with such registration and the legal fees of the holders of the Registrable Shares. The Company has filed a registration statement with respect to the Registrable Shares.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of the Company, the claim of the holder of a Note is, under Title 11 of the United States Code, limited to the Issue Price of the Note plus that portion of the Original Issue Discount and interest that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the Notes will be subordinated in right of payment to Senior Debt and effectively subordinated to the indebtedness and other obligations of the Company's subsidiaries. See "Subordination of Notes" above.

Taxation of Notes

      See "Certain Federal Income Tax Considerations" for a discussion of certain Federal tax aspects which will apply to holders of Notes.

Information Concerning the Trustee

      The Bank of New York, as the Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Notes. The Indenture provides that, in case an Event of Default has occurred (which has not been cured or waived), the Trustee thereunder will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

      The Indenture and provisions of the Trust Indenture Act of 1939, as amended ("TIA"), incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of certain claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (within the meaning of the TIA) it must eliminate such conflicting interest or resign.

              DESCRIPTION OF CAPITAL STOCK AND RIGHTS

      The total number of shares of all classes of capital stock which the Company has the authority to issue is 245,000,000 shares, consisting of 225,000,0000 shares of Common Stock, par value $.10 per share, and 20,000,000 shares of Preferred Stock, without par value. No shares of Preferred Stock have been issued.
The number of shares of Common Stock which were issued as of December 31, 1997 was 143,567,843 (of which 12,749,317 were Treasury
Stock), as restated to reflect a three-for-two stock split paid in the form of a stock dividend on July 15, 1997. To the best of the Company's knowledge based on publicly available information as of January 31, 1998, no person was the beneficial owner of more than 5% of Common Stock other than The Capital Group Companies,
Inc. and its subsidiaries, which owned 7.8% of the Common Stock as of March 24, 1997. The following description of Common Stock is qualified in its entirety by reference to the Restated
Certificate of Incorporation, as amended, and By-Laws of the Company as amended, copies of which will be available for inspection at the office of the Trustee in New York during the term of the Notes.

      The holders of Common Stock are entitled to receive such dividends as the Board of Directors of the Company from time to time may declare out of funds legally available therefor. See "Common Stock Price Range and Dividend Payments." Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by the stockholders of the Company, including the election of directors. The Common Stock does not have cumulative voting rights. Election of directors is decided by the holders of a plurality of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the balance of assets, if any, remaining after payment of all debts and liabilities.

      The Common Stock has no conversion or preemptive rights or redemption or sinking fund provisions. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

      The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

Rights

      In 1989, the Company adopted a Preferred Share Rights Plan designed to deter coercive takeover tactics. Pursuant to this plan, holders of shares of Common Stock are entitled (such entitlement, the "Rights") to purchase 1/100th of a share of Preferred Stock at an exercise price of $100 per such 1/100th of a share if a person or group acquires, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock. Rights holders (other than the 15% stockholder) will also be entitled to buy, for the $100 exercise price, shares of Common Stock with a market value of $200 in the event a person or group actually acquires 15% or more of the Common Stock. Rights may be redeemed at $.01 per Right under certain circumstances. The Rights will not be represented by separate certificates, and thus will not be separable from the Common Stock, until after the Rights become exercisable. The Conversion Rate will be adjusted if and when the Rights become exercisable and separable from the Common Stock, and shares of Common Stock issued after the Rights become exercisable and separable (including those issued upon conversion of the Notes) will not be entitled to such Rights. See "Description of the Notes--Conversion of the Notes." The Rights expire by their terms on July 18, 1999 unless earlier redeemed by the Company.

             CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes and the Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Notes and Common Stock as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons that will hold Notes or Common Stock as part of an integrated investment (including a "straddle") comprised of Notes or shares of Common Stock and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or holders of Notes that did not acquire the Notes in the initial distribution thereof at their original issue price. Investors considering the purchase of Notes should consult their own tax advisors with respect to the application of the federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      As used herein, the term "United States Holder" means the beneficial owner of a Note or Common Stock that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis.

Interest and Original Issue Discount

      Payments of interest on the Notes will constitute "qualified stated interest" (as defined below) and will generally be taxable to a United States Holder as ordinary interest income at the time such interest is received or accrued, in accordance with such holder's method of accounting for federal income tax purposes.

      United States Holders of Notes generally will also be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, as described in more detail below, United States Holders of the Notes will be required to include original issue discount in gross income as ordinary income as it accrues, in advance of the receipt of cash attributable to that income.

      In general, a debt obligation that is issued for an amount less than its stated redemption price at maturity will be considered to have been issued with original issue discount for U.S. federal income tax purposes. Under the applicable regulations, the stated redemption price at maturity will equal
100 percent of the principal amount.

      Each United States Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income the sum of the "daily portions" of original issue discount on that Note for all days during the taxable year that the United States Holder owns the Note. The daily portions of original issue discount on a Note are determined by allocating to each day in any accrual period (each successive period that ends on an interest payment date) a ratable portion of the original issue discount allocable to that accrual period. The amount of original issue discount allocable to each accrual period is determined by (i) multiplying the "adjusted issue price" (as defined below) at the beginning of the accrual period by the annual yield to maturity of the Note and
(ii) subtracting from that product the amount of qualified stated interest payable at the end of the period. The "adjusted issue price" of a Note at the beginning of any accrual period will be the sum of its issue price (generally, the first price at which a substantial amount of Notes are sold, disregarding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments previously made on the Notes that were not qualified stated interest payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the Company) at least annually during the entire term of the Notes at a single fixed rate of interest. As a result of this "constant yield" method of including original issue discount in income, the amounts includible in income by a United States Holder in respect of a Note are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

Sale, Exchange or Retirement of the Notes

      Upon the sale, exchange or retirement (including a redemption by the Company) of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (except to the extent such amount is attributable to accrued interest income, which will be treated as such) and such holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note will generally be equal to the amount paid for the Note by such holder increased by any original issue discount included in income by the holder, and reduced by any payments received, other than payments of qualified stated interest. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. The Taxpayer Relief Act of 1997 further reduces tax rates on capital gains recognized by individuals in respect of assets held for more than 18 months. United States Holders are advised to consult with their own tax advisers regarding the application of the Taxpayer Relief Act of 1997 to their particular circumstances.

Conversion of the Notes

      A United States Holder generally will not recognize any income, gain, or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional share of Common Stock. Such holder's basis in the Common Stock received on conversion of a Note will be the same as such holder's tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest as described below), and the holding period for the Common Stock received on conversion will include the holding period of the Note converted, except that the holding period of the Common Stock allocable to accrued original issue discount may commence with the conversion.

      Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share interest in the Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock will generally result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's basis in the fractional share).

Constructive Dividends

      If at any time (a) the Company makes a distribution to its shareholders or purchases Common Stock in a tender offer and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the Conversion Rate of the Notes is increased, or
(b) the Conversion Rate of the Notes is increased at the discretion of the Company, such increase may be deemed to be the payment of a taxable dividend to holders or beneficial owners of Notes (pursuant to Section 305 of the Code). Holders of Notes therefore could have taxable income as a result of an event in which they receive no cash or property. Similarly, a failure to adjust the Conversion Rate to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock could, in some circumstances, give rise to deemed dividend income to United States Holders of such Common Stock.

Dividends on Common Stock

      Dividends paid on Common Stock generally will be includible in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits. Subject to certain limitations, a corporate taxpayer holding Common Stock that receives dividends thereon generally will be eligible for a dividends-received deduction equal to 70% of the dividends received.

Sale, Exchange or Redemption of Common Stock

      Upon the sale, exchange or redemption of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and the holder's adjusted basis in the Common Stock. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Common Stock was more than one year at the time of the sale, exchange or redemption. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. The Taxpayer Relief Act of 1997 further reduces tax rates on capital gains recognized by individuals in respect of assets held for more than 18 months. United States Holders are advised to consult with their own tax advisers regarding the application of the Taxpayer Relief Act of 1997 to their particular circumstances.

Information Reporting and Backup Withholding Tax

      In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, and payment of the proceeds of the sale of a Note or Common Stock to certain non-corporate United States Holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify its correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that it has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the United States Holder to a refund.

Non-United States Holders

      Subject to the discussion of backup withholding below, payments of interest (including original issue discount) on the Notes to, or on behalf of, any beneficial owner of a Note that is, with respect to the United States, a nonresident alien or a foreign corporation and that is not subject to United States federal income tax as a result of any direct or indirect connection to the United States other than its ownership of a Note or Common Stock (a "Non-United States Holder") will not be subject to U.S. federal income or withholding taxes, provided that the Non-United States Holder provides an appropriate statement (generally on IRS Form W-8), signed under penalties of perjury, identifying the Non-United States Holder and stating that the holder is not a U.S. person (or, with respect to payments made after December 31, 1998, satisfies certain documentary evidence requirements for establishing that it is not a U.S. person) and provided that the holder is not a "10% shareholder" or "related controlled foreign corporation" with respect to the Company. If these conditions are not met, a 30% withholding tax will apply to interest income from the Notes, unless an income tax treaty reduces or eliminates such tax. A 30% withholding tax will apply to dividends paid (or deemed paid, as described under "Constructive Dividends") on shares of Common Stock held by a Non-United States Holder, unless an income tax treaty reduces or eliminates such tax.

      Any capital gain realized on the sale, exchange, redemption or other disposition of a Note or shares of Common Stock (including the receipt of cash in lieu of fractional shares upon conversion of a Note into shares of Common Stock) by a Non-United States Holder will not be subject to United States federal income or withholding taxes unless, in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition and certain other conditions are met.

      Except as described above with respect to the receipt of cash in lieu of fractional shares by certain Non-United States Holders upon conversion of Notes, no United States federal income or withholding taxes will be imposed upon the conversion of Notes into shares of Common Stock.

      If interest with respect to the Notes, dividends on Common Stock or capital gain on the sale, exchange or other disposition of the Notes or Common Stock is "effectively connected" with the conduct of a trade or business by a nonresident alien or foreign corporation in the United States, such income will be subject to United States federal income tax at the same rate that applies for United States Holders and may also be subject to a United States "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

      Payments made on Notes or shares of Common Stock and proceeds from the sale of a Note or shares of Common Stock received by a Non-United States Holder will not be subject to a backup withholding tax of 31% or to information reporting requirements unless, in general, the holder fails to comply with certain reporting procedures (or, with respect to payments made after December 31, 1998, fails to satisfy certain documentary evidence requirements for establishing that it is not a U.S. person) or otherwise fails to establish an exemption from such tax reporting requirements under applicable provisions of the Code.

      With respect to payments made after December 31, 1998, for purposes of applying the rules set forth above for "Non-United States Holders" to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

                      SELLING SECURITYHOLDERS

      The Notes offered hereby were originally issued by the Company and sold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The Selling Securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issued upon conversion of the Notes.

      Prior to any use of this Prospectus in connection with an offering of the Notes and/or the Common Stock issuable upon conversion of the Notes, this Prospectus will be supplemented to set forth the name and number of shares beneficially owned by the Selling Securityholder intending to sell such Notes and/or Common Stock and the number of Notes and/or shares of Common Stock to be offered. The Prospectus Supplement will also disclose whether any Selling Securityholder selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has had a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement.

                       PLAN OF DISTRIBUTION

      The Company will not receive any of the proceeds of the sale of the Notes and Common Stock offered hereby. The Notes and Common Stock may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Notes in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes and Common Stock for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Notes and Common Stock may be deemed to be "underwriters," and any profits on the sale of the Notes and Common Stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      The Notes and Common Stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Notes and Common Stock may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Notes and Common Stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Notes and Common Stock is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is apart, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Notes and Common Stock. In addition, the Notes and Common Stock covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

      To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Securities offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Securities by other means not described herein.

      The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Notes and Common Stock by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and Common Stock to engage in market-making activities with respect to the particular Notes and Common Stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Notes and Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Notes and Common Stock.

      Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

      The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                           LEGAL MATTERS

      The validity of the Notes and the underlying Common Stock offered hereby will be passed upon for the Company by Nicholas J.
Camera, General Counsel of the Company.

                              EXPERTS

      The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by the Company's Amendment Number One on
Form 10-K/A for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated expenses payable by the registrant in connection with the distribution of the securities being registered are as follows:

Registration fees...............................         $0
Legal fees and expenses.........................      1,000
Fee of accountants, Price Waterhouse LLP .......      5,000
Miscellaneous...................................          0
Total...........................................     $6,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense or any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      The Company's bylaws contain specific authority for indemnification by the Company of current and former directors, officers, employees or agents of the Company on terms that have been derived from Section 145 of Title 8 of the Delaware Code.

      The Company maintains policies of insurance under which the Company and its directors and officers are insured subject to specified exclusions and deductible and maximum amounts against loss arising from any claim which may be made against the Company or any director or officer of the Company by reason of any breach of duty, neglect, error, misstatement, omission or act done or alleged to have been done while acting in their respective capabilities.

ITEM 16.  EXHIBITS.

 Exhibit Number                    Description
 --------------                    -----------


       4.1*       Indenture dated as of September 16, 1997 between
                  the Company and The Bank of New York, as trustee.
       4.2*       Form of Note (included in Exhibit 4.1).
       4.3*       Registration Rights Agreement dated as of
                  September 16, 1997 between the Company and
                  Morgan Stanley & Co. Incorporated, Goldman,
                  Sachs & Co., and SBC Warburg Dillon Read Inc.
       4.4**      Rights Agreement dated as of August 1, 1989
                  between the Company and First Chicago Trust
                  Company of New York.
        5         Opinion of Nicholas J. Camera, Esq.
       12         Statement of Ratio of Earnings to Fixed Charges.
      23.1        Consent of Price Waterhouse LLP.
      23.2        Consent of Nicholas J. Camera, Esq. (included in
                  Exhibit 5).
       24         Power of Attorney (included in Part II of this
                  Registration Statement).
       25*        Statement re Eligibility of Trustee on Form T-1.

*Filed as an exhibit to the Company's Registration Statement
(No. 333-42243) on Form S-3 and incorporated herein by reference.

**Filed as an exhibit to the Company's Registration Statement
(No. 0-17904) on Form 8-A and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

      (a)  The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d)  The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                            SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of February, 1998.

                                  THE INTERPUBLIC GROUP OF COMPANIES,
                                  INC.
                                  (Registrant)


                                  By: /s/ Nicholas J. Camera
                                     ----------------------
                                     Nicholas J. Camera
                                     Vice President, General Counsel and
                                     Secretary

                         POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip H. Geier, Jr., Eugene P. Beard and Nicholas J. Camera, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                               TITLE                       DATE
/s/ Philip H. Geier, Jr.   Chairman of the Board and          December 9,
------------------------    President (Principal Executive     1997
 Philip H. Geier, Jr.       Officer)

/s/ Eugene P. Beard        Vice Chairman - Finance and        December 9,
------------------------    Operations (Principal Financial    1997
 Eugene P. Beard            Officer and Director)

/s/ Joseph M. Studley      Vice President and Controller      December 9,
------------------------    (Principal Accounting Officer)     1997
 Joseph M. Studley

/s/ Frank J. Borelli       Director                           December 9,
------------------------                                       1997
 Frank J. Borelli

/s/ Reginald K. Brack      Director                           December 9,
------------------------                                       1997
 Reginald K. Brack

/s/ Jill M. Considine      Director                           December 9,
------------------------                                       1997
 Jill M. Considine

/s/ John J. Dooner, Jr.    Director                           December 9,
------------------------                                       1997
 John J. Dooner, Jr.

/s/ Frank B. Lowe          Director                           December 9,
------------------------                                       1997
 Frank B. Lowe

/s/ Leif H. Olsen          Director                           December 9,
------------------------                                       1997
 Leif H. Olsen

/s/ Martin F. Puris        Director                           December 9,
------------------------                                       1997
 Martin F. Puris

/s/ Allen Questrom         Director                           December 9,
------------------------                                       1997
 Allen Questrom

/s/ J. Phillip Samper      Director                           December 9,
------------------------                                       1997
 J. Phillip Samper

                           EXHIBIT INDEX


   Exhibit Number                 Description
   --------------                 -----------

   4.1* Indenture dated as of September 16, 1997 between the Company and The Bank of New
                   York, as trustee.

   4.2*            Form of Note (included in Exhibit 4.1).

   4.3* Registration Rights Agreement dated as of September 16, 1997 between the Company and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and SBC Warburg Dillon Read Inc.

   4.4** Rights Agreement dated as of August 1, 1989 between the Company and First Chicago Trust Company of New York.

   5               Opinion of Nicholas J. Camera, Esq.

   12              Statement of Ratio of Earnings to Fixed Charges.

   23.1            Consent of Price Waterhouse LLP.

   23.2            Consent of Nicholas J. Camera, Esq. (included in
                   Exhibit 5).

   24              Power of Attorney (included in Part II of this
                   Registration Statement).

   25*             Statement re Eligibility of Trustee on Form T-1.

   * Filed as an exhibit to the Company's Registration Statement (No. 333-42243) on Form S-3 and incorporated herein by reference.
  ** Filed as an exhibit to the Company's Registration Statement (No. 0-
    17904) on Form 8-A and incorporated herein by reference.